03032561

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Rostevenergo

*CURRENT ADDRESS 49 Bolshaya Sadovaya St.
Rostov -on- Don 344007
Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

FILE NO. 82- 4839 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE: 9/28/03

82-4859

ARLS
12-31-01

Annual report



Центральные электросети
Юго-Западные электросети
Таганрог
Ростов-на-Дону
Азов
Южные электросети
Юго-Восточные электросети
Восточные электросети
Сальск
Цимлянск
Шахты
ШТЭЦ
НчГРЭС
ВдТЭЦ-2
ЦГЭС

JSC "Rostovenergo"

2001

Appeal to s areholders



Dear shareholders !

Here you can see the report about activity of our Company for the last year.
In 2001 JSC "Rostovenergo" worked using new standards in main directions of its activity. JSC "Rostovenergo" continued the difficult but very important work in reinforcement of payment discipline of electric and thermal energy consumers, improvement of accounts quality. Balance of work of the Company as concerns energy sale is recognized by the Directors' Board effective , the program of liquidation of nonreimbursable energy sale is proved to be effective too. Our actions were met with understanding and assistance by the Rostov Regional Administration and Rostov-on-Don city authorities. The level of payments in cash form in 2001 amounted 100 %.

Production progress became possible first of all due to new policy of fence-mending with consumers.

Our energy supply system provides secure electrical and thermal energy supply to all branches of industry and population of Rostov region, which makes favorable conditions for the economical upturn of the Rostov Region. We succeeded in overcoming the problems and finished the year with good results. Net profit of JSC "Rostovenergo" in 2001 amounted 117162 thous. rubles according to goods shipped and 141208 thous. rubles according to goods paid. . For the reporting year the market capitalization of JSC "Rostovenergo" increased 20 %. Company's shares are included into the list of the most investment attractive shares of Russia, they are used for estimation of RTS index, which shows high level of stock market confidence towards shares of JSC "Rostovenergo".

As to market capitalization the Company ranks the 12th place among all issuers of the branch, as to shares trade volume – the 16th place, as to depositary receipts trade volume – the 6th place.

Effectiveness of our Company's activity is highly appreciated: in sales volume - the 15th place, in net profit – the 11th place . JSC "Rostovenergo" has rather high current liquidity rate and good characteristics of assets turnover.

According to comparative estimated figures our Company is on the 8th place among energy JSCs.

In 2001 generation of electricity amounted 3498,7 mln. kW h , that is 106,2 % of planned. The electric energy sale amounted 10681 mln. kW h , 2,4 % more than in 2000 . The thermal energy sale in 2001 amounted 4086 thous. Gcal, that is 2,7 % more than in 2000 .

Consumers accounts receivable for provided energy reduced 426,5 mln. rubles, i.e. 53,1 % , compared with the beginning of the year.

Taxes and fees charged during the reporting year were paid off promptly and completely. In 2001 JSC «Rostovenergo» paid to the budgets of all levels 1023757,0 thousand rubles.

During the reporting period the work aimed at indebtedness reduction for fuel was in process. As of 01.01.2002 JSC «Rostovenergo» has no indebtedness in accordance with contractual stipulations for fuel supply.

The Company operated in conditions of permanent increase of prices for fuel, materials and services; this caused a lot of additional problems for the Company. Nevertheless, the power supply system successfully prepared for winter and secured stable passage of HWS loads. Expenses for repairs of production facilities in 2001 amounted 274, 7 mln. rubles, compared with 269,6 mln. rubles planned

In 2001 JSC «Rostovenergo» continued work in construction of new and reconstruction of acting energy objects. 594,2 mln. rubles of capital investment were mastered, it is especially important under the conditions of considerable depreciation of basic assets . Hydroelectric generator № 2 with installed capacity 52,5 MW was put into operation after reconstruction at the Tcimlyansk HPP. Reconstruction of thermal networks with extent 16,14 trass km in the cities Rostov-on-Don and Volgodonsk was carried out. AL 35 kV and higher with extent 100,8 km were built, 151,6 thousand kVa of transformer capacity were put into operation, AL 0,4-10 kV with extent 167,2 were commissioned.

In the framework of realization of structural reorganization of power engineering JSC «Rostovenergo» actively carried out the work in execution of preparatory stage of Company's transformation. The Program of preparatory stage was approved, treaties were concluded and work in technical inventory taking, certification of capital facilities objects, cadastral registration of land was started. The timetable for registration of proprietary rights of the Company's property was confirmed, separated accounting according to types of activity was put into practice.

Corresponding to results of 2001 RAO "UESR" rewarded JSC "Rostovenergo" with diploma "The most highly professional managers of Russia".

As a whole the result of the last year are positive. There will be a lot of hardship in future, but we are sure that professional work, your support and confidence will assist JSC «Rostovenergo» to become an effective market structure, meeting the modern requirements, stable in development and as always taking the leading position in energy branch.

Director general
JSC «Rostovenergo» **F.A. Kushnarev**

2. General Information about the Company.



Power supply system "Rostovenergo" celebrated in 2001 eighty years of its operation. It belongs to UPS of the Northern Caucasus and ensures energy supply of consumers of Rostov Region, the total area of which is 100,8 thousand km^2 with population 4,4 mln. people. It takes the central position in the South of Russia, borders on Ukraine and Northern Caucasus, is connected with Krasnodar and Kalmyk power supply systems of the United power supply system of the Northern Caucasus, Voronezh and Volgograd power supply systems of UPS of the Center.

Deficient power and energy (70 %), consumed by Rostov region, comes from the Federal Wholesale Market of Electricity and Power of Russia (FWMEP) .

Installed electric capacity of JSC "Rostovenergo" makes up 860,6MW, installed thermal capacity – 4427Gcal/h, length of high-voltage electric lines 35-220KV – 15079km, distributing lines 0,4–10KV - 64710 km, length of thermal networks 283 km.

JSC "Rostovenergo" incorporates into united technological, organizational and financial system enterprises engaged in generation, transportation, distribution and sale of electric and thermal power.

JSC "Rostovenergo" includes 26 subsidiaries.

- Generation of energy and power in the power supply system is provided by 5 power plants: Volgodonsk TPP-2 , Rostov TPP-2 , Tsimljansk HPP, Kamensk TPP , VolgodonskTPP-1.
- The majority of power plants of power supply system generate both electric and thermal power.
- Transmission of electric power from power plants to consumers and maintenance of high-voltage and distribution lines, cable lines, as well as transformer and distribution substations are provided by 8 electrical networks enterprises: Central Electrical Networks, Western Electrical Networks, Southern Electrical Networks, Eastern Electrical Networks, South-Western Electrical Networks, South-Eastern Electrical Networks, Northern Electrical Networks, North-Eastern Electrical Networks.
- Transmission of thermal energy in Rostov-on-Don is carried out by Rostov Thermal Networks, in Volgodonsk – by Volgodonsk Thermal Networks.
- The operation of power supply system is provided along with power plants and networks by 11 enterprises of system-wide importance.
- The number of the Company's staff as of 01.01. 2002 is 14294 employees.

Structure of JSC "Rostovenergo"


General meeting of shareholders
Board of directors
Director General
Governing board
Auditing committee
Managerial staff
Electrical networks (8 enterprises)
Power plants (5 enterprises)
Thermal networks (2 enterprises)
Enterprises of system-wide importance

3. Main production indices.

Task for electricity generation, stated for the year 2001, was fulfilled 106,2%, including as to TPP- 99,1%. In Tcimlyansk HPP generation exceeded plan 32,3% or 174,2 mln. kWh. Compared with the year 2000 generation increased 1,8% or 60,7 mln. kWh. Compared with the year 1999 generation increased 0,9% or 30,6 mln. kWh.

	1999	2000	2001
Nesvetay TPP	520,1	276,2	181,7
Rostov TPP-2	722,5	740,8	823,1
Kamensk TPP	21,7	10,9	4,2
Volgodonsk TN	18,6	18,4	20,4
Volgodonsk TPP-2	1472,4	1647,8	1687
Shakhty GTU	18,1	45,8	68,1
Thermal networks	2773,4	2739,9	2784,5
Tcimlyansk HPP	694,7	698,1	714,2
SYSTEM	**3468,1**	**3438**	**3498,7**





In 1999 sales of electric energy amounted 9806 mln. kW h, including :

- industrial consumers with adjoint capacity 750 kva and more - 2588 mln. kW h.;
- industrial and equated to them consumers with adjoint capacity below 750 kva – 1283 mln. kW h;
- agricultural producers – 503 mln. kW h;
- municipal consumers – 1314 mln. kW h.


12000
10000
8000
6000
4000
2000
0
1999г
2000г
2001г
750 kva and more
below 750 kva
agricultural produsers
municipal consumers
resellers
Total Rostovenergo

Sales of thermal energy in 1999 amounted 4028 thous. Gcal , including:

- Rostov-on-Don– 2437 thous. Gcal ;
- Volgodonsk – 1153 thous. Gcal
- Kamensk – 196 thous. Gcal
- Shakhty - 163 thous. Gcal
- Krasny Sulin – 79 thous. Gcal.

In 2000 sales of electric energy amounted 10434 mln. kW h, that is 6,4% more than in 1999. As concerns industrial consumers with adjoint capacity 750 kva and more sales of electric energy amounted 3133 mln. kW h., industrial and equated to them consumers with adjoint capacity below 750 kva – 1359 mln. kW h, agricultural producers – 424 mln. kW h, municipal consumers – 1212 mln. kW h, resellers – 4306 mln. kW h.

Sales of thermal energy in 2000 amounted 3979 thous. Gcal , including:

- Rostov-on-Don– 2489 thous. Gcal ;
- Volgodonsk – 1166 thous. Gcal
- Kamensk – 127 thous. Gcal
- Shakhty - 123 thous. Gcal
- Krasny Sulin – 74 thous. Gcal.


12000
10000
8000
6000
4000
2000
0
1999г
2000г
2001г
750 kva and more
below 750 kva
agricultural producers
municipal consumers
resellers
Total Rostovenergo

In 2001 sales of electric energy amounted 10681 mln kW h, that is 2,4 % more than in 2000. As concerns industrial consumers with adjoint capacity 750 kva and more the sales of electric energy amounted 3416 mln. kW h, industrial and equated to them consumers with adjoint capacity below 750 kva – 1396 mln. kW h, agricultural producers – 390 mln. kW h, municipal consumers – 1144 mln. kW h, resellers – 4334 mln. kW h.

Sales of thermal energy in 2001amounted 4086 thous. Gcal , that is 2,7 % more than in 2000 , including :

- Rostov-on-Don – 2617 thous. Gcal ;
- Volgodonsk – 1181 thous. Gcal
- Kamensk –114 thous. Gcal
- Shakhty - 132 thous. Gcal
- Krasny Sulin – 42 thous. Gcal.



Dynamics of electric energy sales during the years 1999-2001(mln.kW h)

	1999	2000	% 2000 to 1999	2001	% 2001 to 2000
1. Industrial and equated to them consumers with adjoint capacity 750 kva and more	2588	3133	121,1	3416	109,0
2. Industrial and equated to them consumers with adjoint capacity below 750 kva	1283	1359	105,9	1396	102,7
3. Agricultural producers	503	424	84,3	390	92,0
4.Municipal consumers	1314	1212	92,2	1144	94,4
5.Resellers	4118	4306	104,6	4334	100,7
Total concerning own consumers	**9806**	**10434**	**106,4**	**10681**	**102,4**

Dynamics of sales of thermal energy during the years 1999-2001 (thous. Gcal)

	1999	2000	% 2000 to 1999	2001	% 2001 to 2000
Rostov-on-Don	2437	2489	102,1	2617	105,1
Volgodonsk	1153	1166	101,1	1181	101,3
Krasny Sulin	79	74	93,7	42	56,8
Shakhty	163	123	75,5	132	107,3
Kamensk	196	127	64,8	114	89,8
Total concerning own consumers	**4028**	**3979**	**98,8**	**4086**	**102,7**

In 2001 JSC "Rostovenergo" provided consumers of the Rostov region with electricity of own generation in amount 3204,5 mln. kW h, i.e. 30%of the whole sale, the rest 70% of demand were bought from FWMEP .

In 2001 factual net flow of electricity from FWMEP amounted 8994,1mln. kW h. Compared with 2000 purchase of electricity has grown 210,2 mln. kW h. or 2,4%, compared with the task it has reduced 513,4 mln. kW h or 5,7%.



1999
2000
2001
generation of electricity
purchase from FWMEP

(Mln. kW h)

	1999	2000	2001
Generation of electricity	3468,1	3438	3498,7
Purchase from FWMEP	8050,1	8783,9	8994,1

Enterprise	Installed electric capacity (as of year end), MW	Installed thermal capacity (as of year end), Gcal/h
Nesvetay SDPP	105 (till 01.06.2001)	122,5 (till 01.06.2001)
Rostov TPP-2	160	730
Kamensk TPP	34	346
Volgodonsk TPP-2	420	1499
Volgodonsk TPP-1	6	353
Shakhty GTPP	31,6	48
Tcimlyansk HPP	209	-
	-	1067
Total	**860,6**	**4117,5**



4. For the attention of stockholders of JSC "Rostovenergo"

The Annual General Meeting of Stockholders of JSC " Rostovenergo ", which took place on the 31 of May 2002, approved the annual report, balance sheets, profit - and - loss accounts for 2001 fiscal year. As for 17.04. 2002 the number of stockholders of JSC "Rostovenergo" was 8 253 natural and juridical persons. It was decided to pay the annual dividends for 2001 for the preference nominal shares at the rate of 0,015 rubles per action, for the ordinary nominal shares at the rate 0,015 rubles per share; the payment date was determined July 31, 2002.

BALANCE SHEET

As of 01.01.2002

Unit : thousand rubles

Assets	Line code	Year beginning	Year end
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	5 501	4 488
Fixed assets	120	6 801 123	7 048 742
Construction in progress	130	538 346	306 644
Revenue investments in material assets	135	-	-
Long-term investments	140	79 860	97 627
Other non-working assets	150	-	-
Subtotal for Section I	190	7 424 830	7 457 501
II. CURRENT ASSETS			
Inventory	210	238 333	258 382
VAT on acquired values	220	119 036	107 606
Receivables (due after 12 months following the reporting date)	230	2 191 255	2 265 327
Receivables (due within 12 months following the reporting date)	240	1 169 824	711 431
Short-term investments	250	15 853	10 498
Cash	260	77 651	171 745
Other current assets	270	-	-
Subtotal for section II	290	3 811 952	3 524 989
BALANCE	300	**11 236 782**	**10 982 490**

Liabilities	Line code	Year beginning	Year end
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	4 054 502	4 054 502
Additional capital	420	3 106 411	3 109 293
Reserve capital	430	-	-
Social fund	440	126 460	95 578
Targeted funding and receipts	450	-	-
Undistributed profit of previous periods, Including funds	460	465 233	388 074
Uncovered losses of previous periods	465	- 127 204	- 89 442
Undistributed profit of the reporting year	470	-	117 162
Uncovered losses of the reporting year	475	-	-
Reporting year profit utilization (charitable aid)	480	-	-
Subtotal for Section III	490	7 625 402	7 675 167

IV. LONG-TERM LIABILITIES			
Borrowed monies	510	2 213 965	2 480 670
Other long-term liabilities	520	-	316
Subtotal for Section IV	590	2 213 965	2 480 986
V. SHORT-TERM LIABILITIES			
Borrowed money	610	5 866	-
Accounts payable	620	1 305 959	763 301
Payments to sharers (founders) with regard to the reward payment	630	5 460	3 886
Deferred income	640	80 130	59 150
Provision for liabilities and charges	650	-	-
Other short-term liabilities	660	-	-
Subtotal for Section VI	690	1 397 415	826 337
BALANCE	700	11 236 782	10 982 490

PROFIT AND LOSS STATEMENT (by payment)

Indicator	**Line code**	**For the reporting year**	**For the same period of previous year**
Net proceeds from sale of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	7034516	5117261
Cost of goods, products, services sold	020	6273081	4559679
Gross profit (010 – 020)	029	761435	557582
Commercial expenses	030	0	0
Administrative expenses	040	0	0
Profit/(losses) from sale (lines (010-020-030-040))	050	761435	557582
Interest receivable	060	448	2
Interest payable	070	0	0
Income from participation in other organizations	080	23	0
Other operational income	090	1279958	3213863
Other operational expenses	100	1374302	3322573
Non-sales income	120	49792	32028
Non-sale expences	130	369182	196951
Profit/(losses) before taxation (lines 050+060+080+090-100+120-130)	140	348172	283951
Income tax and other similar compulsory payments	150	205970	132072
Profit (losses) rezulting from routine activity	160	142202	151879
Extraordinary income	170	1499	1233
Extraordinary expences	180	1493	18156
Net profit (undistributed profit (losses) of the reporting period (lines 160+170-180)	190	142208	134956

5. Auditor's conclusion

Introduction

Audit of JSC "Rostovenergo" was carried out by the Audit Company "Auditinform".

This company was registered by subsidiary CB-2 of Moscow Registration Chamber of the North-East Administrative District of Moscow , certificate № 272 502 of September, 30 1992, re-registered on November, 11 1996.

Legal address of the company is : Yaroslavskaya street ,4 129164 Moscow (mailing address – p/b 150 A. Lukyanov street, 4 107078 Moscow), phone/fax (095)265-19-45, INT 7717025530 S/a 40702810400000001028 в MCB "Zamoskvoretsky" C/a 30101810400000000636 in Moscow, BIC 044583636.

The Company is acting according to the licenses:

№008679 (general audit) issued 14.08.2001 by CCLAB of Ministry of Finance of Russia, valid till 23.07. 2004.

№003863 audit of insurers) issued 27.12. 1999r. by CCLAB of Ministry of Finance of Russia, valid till 23.11. 2002.

№005867 (audit of exchanges, extrabudgetary funds and investment institutions) issued 05.05.2000 by CCLAB of Ministry of Finance of Russia, valid till 19.04.2003.

The audit was carried out on the basis of contract of 23.08.2001 №06/83 by the working team of auditors headed by Anisimov Y.V. (certificate of competence № 031767 issued 20.06.2000. issued 14.08.2001 by CCLAB of Ministry of Finance of Russia, valid till 27.04. 2003).

Concluding part

Conclusion of the Audit Company "Auditinform" for shareholders of Joint Stock Company "Rostovenergo" about accounting of Joint Stock Company "Rostovenergo" for the year 2001.

We have carried out the audit of the enclosed accounting balance sheet of JSC "Rostovenergo" for the year 2001. This accounting balance sheet is prepared by

JSC "Rostovenergo" in accordance with the Federal Law of 21.11.1996 №129-F3. "About accounting" and Provision about book keeping and accounting in RF, proved by the Order of Ministry of Finance of Russia of 29.07.1998 №34n adjusted for the subsequent amendments.

The person liable for accounting is General Director of JSC "Rostovenergo" F.A. Kushnarev .

We fulfilled audit in accordance with the Federal Law of 07.08.2001 №119-F3 "About audit activity" (in version of Federal Law of 14.12.2001. №164-F3). Audit was planned and carried out to get sufficient proof that accounting contains no essential misrepresentations. Audit included selection check of confirmation of numerical data and explanations, containing in accounting. Conducted audit gave a good cause for confirmation of accounting authenticity.

The results of conducted audit showed that audited financial and economic operations were carried out in compliance with the legislation mentioned in p. 2.1 of the current part.

We consider the enclosed to this Conclusion accounting balance sheet to be reliable, i.e. providing in all substantial aspects representation of indices of assets and liability of JSC "Rostovenergo" as of 01.01.2002 and financial results of its activity for 2001 on the assumption of the Federal Law of 21.11.1996 №129-F3 "About accounting" and Provision about book keeping and accounting in RF, proved by the Order of Ministry of Finance of Russia of 29.07.1998 №34n adjusted for the subsequent amendments.

6. Distribution of profit and dividend policy.

	AGMS 1997	AGMS 1998	AGMS 1999	AGMS 2000	AGMS 2001
Undivided profit (thous. rub.)	68151	155472	11888	190203	135562
Reserve fund (thous. rub)	-	-	-	-	-
Accumulation fund (thous. rub.)	18042	-	256	0	54734
Consumption fund, including dividends (thous. rub.)	72347	96183	101285	93511	74050
	23755	13168	925	34158	43322
Other aims					

Dividend history of JSC «Rostovenergo» for the last five years.

Share type	Period	Date of register compilation for dividends accounting	Total sum of dividends charged in standard of price after denomination in 1998, (thous.rub.)	Number of shares for date of register compilation	Measure of dividend per 1 share (rub.), charged in standard of price after denomination in 1998	Type of pay-ment	Start date of payment
SO	1996	1.03.97	3 851.8	77 035 9075	0.005	Money	31.03.97
SP	1996	1.03.97	19903.3	23 143 4314	0.086	Money	31.03.97
SO	1997	24.02.98	4 833.9	782 191 169	0.00618	Money	1.06.98
SP	1997	24.02.98	8 331.6	231 434 314	0.036	Money	1.06.98
SO	1998	28.02.99	-	3 128 764676	-	Money	-
SP	1998	28.02.99	925. 7	925 737 256	0.001	Money	1.10.99
SO	1999	13.03.00	15643.8	3 128 764 676	0.005	Money	1.10.00
SP	1999	13.03.00	18514.7	925 737 256	0.02	Money	1.10.00
SO	2000	02.05.01	30661.8	3 128 764 676	0.0098	Money	03.07.01
SP	2000	02.05.01	12404.9	925 737 256	0.0134	Money	03.07.01

Earnings yield of dividend payments for the last five years *:

Year	Earnings yield of 1 common share	Earnings yield of 1 preference share
1997	0,36	3,93
1998	0	0,07
1999	1,61	14,08
2000	2,37	5,23
2001	3,80**	5,18**

*- ratio of dividend size to average exchange cost of shares during the year,

**- On the basis of dividend size for 2001 0,015 rubles.

Reference information for shareholders

7. Reference information for shareholders.

Common (RTSE) and preference (RTSEP) shares of the Company are quoted at the RTS and MICE. Common shares of JSC "Rostovenergo" are included into the list of shares for estimation of RTS index. In whole this list contains 63 shares.
According to RTS data for 2001 :

Maximum value of 1 common share is 0,0185$ (19.06.01)
Minimum value of 1 common share is 0,01085$ (03.04.01)
Maximum value of one 1 preference share is 0,0135$ (25.06.01)
Minimum value of 1 preference share is 0,009$ (12.04.01)

Company's securities quotations for 2001


0,6
0,5
0,4
0,3
0,2
0,1
0
руб.
январь
февраль
март
апрель
май
июнь
июль
август
сентябрь
октябрь
ноябрь
декабрь
2001 год
акции обыкновенные
акции привилегированные

During the reporting year the market capitalization of JSC "Rostovenergo" increased 20% (37,5 mln USD in the year beginning and 55 mln USD in the year end). The number of shares deposited with ADR increased from 417 399 900 in the year beginning (10,29% of authorized capital stock) to 423 838 300 in the year end (10,49% of authorized capital stock), that is evidence of ever-growing interest of foreign investors towards securities of our Company.

Price index of ADR for shares of JSC "Rostovenergo" in June 2001 exceeded ADR index The Bank of New York and index S&P 500, and till the year end exceeded values of these indices.

Brief information about auditor :
Name : CC "AAF Auditinform""
Location: Moscow
INT: 7717025530
Mailing address: 129164 Moscow p\b176
Phone 7246851 Fax: 9562976
e-mail: audinfo@chat.ru

Information about auditor's license:
Number of license: 008679
Issue date: 14.08.2001
Term of validity : till 14.08.2004
Agency which issued the license : CCLAB of Ministry of Finance of Russia

Brief information about register holder :
Registrar :
Name: JSC "Central Moscow Depositary"
Location: Orlikov srt,.3, b. B 107078 Moscow
Mailing address: Olkhovskaya ,22 107066 Moscow
Phone.: (095) 264-44-23 Fax: (095) 265-43-36
E-mail: mcdepo@dol.ru

License:
Number of license: 01019
Issue date: 19.03.1996
Term of validity: till 23.09.2002
Agency, issued the license: FCSM